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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                        JARDINE FLEMING INDIA FUND, INC.
                       (Name of Subject Company (issuer))


                        JARDINE FLEMING INDIA FUND, INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

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      COMMON STOCK, PAR VALUE $.001 PER SHARE, 6,509,252 SHARES OUTSTANDING
                         (Title of Class of Securities)


                                    471112102
                      (CUSIP Number of Class of Securities)

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                              SEBASTIAN R. SPERBER
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                                   39TH FLOOR
                               BANK OF CHINA TOWER
                            ONE GARDEN ROAD, CENTRAL
                                HONG KONG, CHINA
                                 (852) 2521-4122
            (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)


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                            CALCULATION OF FILING FEE

======================================= ========================================
       Transaction Valuation                       Amount of Filing Fee
--------------------------------------- ----------------------------------------
          $ 5,590,144 (a)                             $ 1,118.03 (b)
======================================= ========================================

(a) Calculated as the aggregate maximum purchase price to be paid for 650,925 shares in the offer, based upon a price per share of $8.588, which represents 95% of the net asset value per share at July 26, 2001.
(b) Calculated as 1/50th of 1% of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        $ 1,118.03
     Form or Registration No.       SC TO-I
     Filing Party:                  Jardine Fleming India Fund, Inc.
     Date Filed:                    August 8, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

[X] Check the following box if the filing is a final amendment reporting the results of the tender offer:


FOR IMMEDIATE RELEASE
---------------------

                                      Contacts:
                                      Hong Kong:            United States:
                                      Jeannie Yan           Joanne Kilkeary
                                      Tel: (852) 2843-8888  Tel: (201) 318-4150
                                      Fax:(852) 2524-8649   Fax:(201) 533-2847

September 13, 2001

         JARDINE FLEMING INDIA FUND, INC. ANNOUNCES FINAL TENDER OFFER
                                    RESULTS

NEW YORK, September 13 - Jardine Fleming India Fund, Inc. (NYSE: JFI) announces that the Fund's tender offer for 650,925 shares of its common stock, representing 10% of the Fund's issued and outstanding shares, expired as scheduled on September 5 at 12:00 midnight New York time. The Fund accepted 650,925 shares for payment at the price of $8.5215 per share.

         A total of 4,469,737 shares were tendered in the offer. Therefore, on a prorated basis, 14.5629% of the shares properly tendered and not withdrawn have been accepted for payment. Management of the Fund expects that payment for the shares will be made on or shortly after September 12, 2001.


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         Jardine Fleming India Fund, Inc., a closed-end investment company, is managed by JF International Management, Inc., an indirect subsidiary of JPMorgan Chase.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Jardine Fleming India Fund, Inc.

                                               By: /s/ Paul Schubert
                                                   -----------------------------
                                                       Paul Schubert

                                               Name: Paul Schubert
                                               Title: Secretary
                                               Dated: September 13, 2001








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